EXHIBIT No. 99.5

Press Release of April 11, 2006 - March Same Store Sales

Press release	Trades under the symbol (TSX): PJC.SV.A

For immediate release

THE JEAN COUTU GROUP – MARCH SAME STORE SALES INCREASE 3.5% IN THE CANADIAN NETWORK AND 1.7% IN THE UNITED STATES NETWORK

Longueuil, Quebec, April 11, 2006 – The Jean Coutu Group (PJC) Inc. (the “Company” or the “Jean Coutu Group”) today announced retail sales results for the five weeks ended April 1, 2006. Retail sales growth percentages quoted herein are denominated in local currency in order to exclude the impact of currency rate fluctuations. Please note that monthly retail sales numbers are preliminary and unaudited.

Monthly Retail Sales

For the five weeks ended April 1, 2006, both of the Company’s networks showed an increase in sales. As expected, March sales were negatively impacted by a later Easter (April 16th versus March 27th last year), which shifted holiday sales into April. The Company estimates the Easter shift had a negative impact of approximately 500 basis points on front-end sales growth in both networks for the period.

The Canadian franchise network’s retail sales were up 3.5%, pharmacy sales gained 9.5% while front-end sales impacted by the Easter shift decreased 4.9% year-over-year in terms of comparable stores. The network showed a 3.5% increase in total retail sales compared with the same period last year. Retail sales for the period were $240.1 million.

The United States corporate pharmacy network retail sales increased 1.7%, pharmacy sales increased 4.3% while front-end sales impacted by the Easter shift decreased 5.3% year-over-year in terms of comparable stores. The impact of generic drugs replacing brand drugs on pharmacy sales growth was 237 basis points for the period. Front-end sales continue to perform well in the beauty category, offset by the decline in the photo category. The network posted a 0.3% increase in total retail sales when compared with the same period of the 2005 fiscal year, reflecting the closure of 78 non-performing Eckerd drugstores during the first quarter. Retail sales for the period were $928.1 million.

RETAIL SALES GROWTH MARCH 2006	Canada (1)	USA

Same store sales growth
Total	3.5%	1.7%
Pharmacy	9.5%	4.3%
Front-end	-4.9%	-5.3%

Total sales growth
Total	3.5%	0.3%
Pharmacy	9.6%	3.0%
Front-end	-4.9%	-7.2%

Sales mix
Pharmacy	62%	75%
Front-end	38%	25%

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(1) Franchised outlets’ retail sales are not included in the Company’s consolidated financial statements.

Year-to-Date Retail Sales

For the forty-four-week period ended April 1, 2006, the Company’s Canadian franchise network showed a 3.9% increase in retail sales compared with the same period last year.

The United States corporate pharmacy network posted a 18.8% increase in retail sales when compared with the same period of the 2005 fiscal year, reflecting the acquisition of Eckerd drugstores on July 31, 2004.

About The Jean Coutu Group

The Jean Coutu Group (PJC) Inc. is the fourth largest drugstore chain in North America and the second largest in both the eastern United States and Canada. The Company and its combined network of 2,173 corporate and franchised drugstores (under the banners of Brooks and Eckerd Pharmacy, PJC Jean Coutu, PJC Clinique and PJC Santé Beauté) employ more than 60,000 people.

The Jean Coutu Group’s United States operations employ 46,000 people and comprise 1,853 corporate owned stores located in 18 states of the Northeastern, mid-Atlantic and Southeastern United States. The Jean Coutu Group’s Canadian operations and franchised drugstores in its network employ over 14,000 people and comprise 320 PJC Jean Coutu franchised stores in Quebec, New Brunswick and Ontario.

Certain statements contained in this press release may constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The words "looking forward," "looking ahead," "believe(s)," "should," "may," "expect(s)," "anticipate(s)," "likely," "opportunity," and similar expressions, among others, identify forward-looking statements. The Company undertakes no obligation to update any forward-looking statements contained in this press release.

Source:	The Jean Coutu Group (PJC) Inc.
Information:	Michael Murray Director, Investor Relations (450) 646-9611, ext. 1068	Hélène Bisson Director, Public Relations (450) 646-9611, ext. 1165 Toll free: 1-866-878-5206